SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of March, 2013

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item
1	Press Release dated March 18, 2013

Press release

This announcement is not an offer of securities for sale in the United States, Canada, Japan or Australia. Any securities referred to herein may not be offered or sold in the United States, Canada, Japan or Australia absent registration or an exemption from registration. No public offering of any securities referred to herein will be made in the United States, Canada, Japan or Australia.

Santander will sell up to 5.2% of its Polish unit

as KBC places its 16.2% in the market

•	With the sale of these stakes, the commitment to the Polish regulator to bring the free float of Bank Zachodni WBK to at least 30% would be met.

•	Banco Santander will continue to be the controlling shareholder of Bank Zachodni WBK, with a stake of no less than 70% following this transaction.

Madrid, March 18, 2013—KBC and Banco Santander today announce a secondary offering of up to 19,978,913 shares in BZ WBK by way of a fully marketed follow-on offering (the “Offering”). Through the Offering, KBC plans to sell 15,125,964 shares constituting 16.17% of BZ WBK current shares outstanding and Santander is expected to sell not less than 195,216, constituting 0.21%, but up to 4,852,949 shares constituting up to 5.19% of BZ WBK current shares outstanding. Assuming the Offering is completed in full, the free float of BZ WBK following the Offering would be 30%.

The placement of these shares would allow Banco Santander to fulfill its commitment towards the Polish regulator that at least 30% of the capital of Bank Zachodni WBK is in hands of other minority investors before the end of 2014. Banco Santander will continue to be the controlling shareholder in BZ WBK with a stake of no less than 70% following this transaction.

KBC and Banco Santander, as Selling Shareholders, will grant the underwriters a reverse greenshoe option in relation to up to 10% of the final Offering size. KBC and Santander will each commit to be locked-up for a period of 90 days, and BZ WBK for a period of 180 days, following the closing of the Offering.

The Offering will be made to eligible institutional investors and within an indicative price range of PLN240 to PLN270. The final sale price will be determined through a bookbuilding process that will begin today, Monday 18 March 2013, and is expected to end no later than Thursday 21 March 2013.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 4 91 289 52 11 comunicacionbancosantander@gruposantander.com

Information about BZ WBK

BZ WBK is a universal bank offering a wide range of products and services to both retail and corporate customers. Historically, the strength of BZ WBK has been in business and corporate banking and BZ WBK has achieved strong market positions in this market segment. Over the past few years BZ WBK has expanded its presence in retail banking by increasing its branch presence and its retail loan book. As of 31 December 2012, the BZ WBK Group’s market share in terms of total gross loans and deposits stood at 4.3% and 5.3%, respectively, according to data from the National Bank of Poland. BZ WBK’s traditional banking product range has been supplemented by other financial products and services offered by BZ WBK subsidiaries, including Dom Maklerski BZ WBK. The BZ WBK Group has established a strong presence in brokerage (a 7.3% market share in equity market trading and 11.9% market share in future contracts market trading according to data from the WSE for 2012). The core pillars of the BZ WBK Group’s strategy are a strong capital and funding position, a focus on risk management and efficiency, and a strong corporate culture. The BZ WBK management team has over the past several years focused on diversifying the income of BZ WBK, targeted growth in the most profitable market segments, and placed a strong emphasis on customer service and satisfaction. The results of this strategy and approach to business have been a balanced growth in loans and deposits and an increased presence in the profitable retail and SME segments, all of which have led to a strong and stable financial performance. BZ WBK has been one of the most profitable banks in Poland in terms of ROE and has had one of the strongest net income growth rates in the Polish banking sector in recent years.

On 4 January 2013, BZ WBK merged with Kredyt Bank, a medium sized credit institution with a strong focus on retail banking and the mortgage market. The Merger resulted in the BZ WBK Group becoming (together with Poland’s two largest banks, PKO Bank Polski and Bank Pekao) one of the three leading banks in the country, with a significant gap between them and the rest of the market in terms of the size of their respective branch networks. The BZ WBK Group’s market share in terms of total loans and total deposits increased to 7.5% and 8.7% respectively according to data from NBP, and the BZ WBK Group improved its position in retail banking and, in particular, in the mortgage market.

As of 31 December 2012, the BZ WBK Group had a network of 889 branches comprising 519 BZ WBK branches and 370 Kredyt Bank branches. In addition, the BZ WBK offers its services through SME and Business & Corporate Centers located in all the major regions of the country. The BZ WBK Group also utilizes other distribution channels, including online banking, call centers, mobile banking and an ATM network. The customer base of the BZ WBK Group following the Merger increased substantially as a result of acquisition of the Kredyt Bank Group customers. As of 31 December 2012, the aggregated customer base of the BZ WBK Group and the Kredyt Bank Group had approximately 4.1 million clients, including 3.8 million individual customers, 274.5 thousand SME customers and 7.3 thousand corporate customer groups.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 4 91 289 52 11 comunicacionbancosantander@gruposantander.com

NEITHER THIS ANNOUNCEMENT NOR ANY COPY OF IT MAY BE TAKEN OR TRANSMITTED IN OR INTO THE UNITED STATES (INCLUDING ITS TERRITORIES OR POSSESSIONS, ANY STATE AND THE DISTRICT OF COLUMBIA) (THE “UNITED STATES”), AUSTRALIA, CANADA, JAPAN OR SOUTH AFRICA.

This announcement does not comprise a prospectus for the purposes of Directive 2003/71/EC or any other applicable laws, rules or regulations and does not contain or constitute or form part of any offer or invitation, or any solicitation of an offer, for securities referred to herein and should not be relied on in connection with any contract or commitment whatsoever. Neither this announcement nor anything contained herein shall form the basis of, or be relied upon in connection with, any offer or commitment whatsoever in any jurisdiction. Any offer to acquire securities referred to herein pursuant to any potential offering of shares in BZ WBK (the “Offering”) will be made, and any investor should make his investment decision solely on the basis of the appropriate and final offering document which may be made available to the selected investors in due course in connection with the Offering.

The contemplated sale of securities referred to herein and the distribution of this announcement and other information in connection with the contemplated sale of securities referred to herein in certain jurisdictions may be restricted by law and persons into whose possession any document or other information referred to herein comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not contain or constitute an offer of, or the solicitation of an offer to buy, any shares in BZ WBK to any person in the United States, Australia, Canada or Japan or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The shares in BZ WBK referred to herein (the “Shares”) may not be offered or sold in the United States unless registered under the US Securities Act of 1933 (the “Securities Act”) or offered in a transaction exempt from, or not subject to, the registration requirements of the Securities Act. The potential offer and sale of the Shares has not been and will not be registered under the Securities Act or under the applicable securities laws of Australia, Canada or Japan. Subject to certain exceptions, the Shares may not be offered or sold in Australia, Canada or Japan or to, or for the account or benefit of, any national, resident or citizen of Australia, Canada or Japan.

This announcement is directed only at (i) persons who are outside the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (the “Order”) and (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order or (iv) other persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) in connection with the Offering may lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). Any investment activity to which this announcement relates will only be available to and will only be engaged with, relevant persons. Any person who is not a relevant person should not act or rely on this announcement or any of its contents. The contemplated sale of securities referred to herein will not be made to the public in the United Kingdom.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 4 91 289 52 11 comunicacionbancosantander@gruposantander.com

This announcement is for promotional purposes only and under no circumstances shall constitute an offer or invitation, or form the basis for a decision, to invest in the securities of BZ WBK.

This announcement does not constitute a recommendation within the meaning of the Regulation of the Polish Minister of Finance Regarding Information Constituting Recommendations Concerning Financial Instruments or Issuers Thereof dated 19 October 2005.

No reliance may be placed for any purpose whatsoever on the information contained in this announcement. Such information is for background purposes only, may be subject to change and may not be complete or accurate.

Acquiring securities to which this announcement relates may expose an investor to a significant risk of losing all of the amount invested. Persons considering investment should consult an authorized person specializing in advising on such investments. This announcement does not constitute a recommendation concerning the Offering. The value of shares can decrease as well as increase. Potential investors should consult a professional advisor as to the suitability of the Offering for the person concerned.

Deutsche Bank, Citi, Morgan Stanley, BofA Merrill Lynch, Credit Suisse, KBC Securities, Santander Investment, Dom Maklerski BZ WBK, Goldman Sachs International, UBS Investment Bank, Dom Maklerski PKO BP, ING, Royal Bank of Canada (RBC Europe Limited) and Société Générale (the “Managers”) are acting for KBC, Santander and BZ WBK and no one else in connection with the contemplated sale of the Shares, and will not be responsible to anyone other than KBC, Santander and BZ WBK for providing the protections afforded to their clients nor for providing advice in connection with the contemplated sale of the Shares.

This announcement may contain projections or other forward-looking statements regarding future events or the future financial performance of BZ WBK. You can identify forwardlooking statements by terms such as ‘expect’, ‘believe’, ‘anticipate’, ‘estimate’, ‘intend’, ‘will’, ‘could’, ‘may’ or ‘might’ or other similar expressions or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions. KBC and Santander wish to caution you that these statements are only predictions and that actual events or results may and often do differ materially. Any forward-looking statements reflect KBC and Santander’s current view with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to BZ WBK’s business, results of operations, financial position, liquidity, prospects, growth or strategies. Forward-looking statements speak only as of the date they are made and each of KBC, Santander, the Managers and their respective affiliates disclaims any obligation or undertaking to update these statements to reflect events and circumstances occurring after the date hereof; to reflect the occurrence of unanticipated events or as a result of new information or otherwise. Many factors could cause the actual results to differ materially from those contained in projections or forward-looking statements of BZ WBK, including risks specifically related to BZ WBK and its operations.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 4 91 289 52 11 comunicacionbancosantander@gruposantander.com

In connection with the Offering, the Managers and any of their affiliates, acting as investors for their own accounts, may purchase Shares and in that capacity may retain, purchase, sell, offer to sell or otherwise deal for their own accounts in such Shares and other securities of BZ WBK or related investments in connection with the Offering or otherwise. Accordingly, references in any applicable offering document, if produced and made available to any investors, to the Shares being offered, subscribed, acquired, placed or otherwise dealt in should be read as including any offer to, or subscription, acquisition, placing or dealing by, the Managers and any of their affiliates acting as investors for their own accounts. The Managers do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligations to do so.

None of the Managers or any of their respective directors, officers, employees, advisers or agents accepts any responsibility or liability whatsoever for or makes any representation or warranty, express or implied, as to the truth, accuracy or completeness of the information in this announcement (or whether any information has been omitted from the announcement) or any other information relating to BZ WBK, its subsidiaries or associated companies, whether written, oral or in a visual or electronic form, and howsoever transmitted or made available or for any loss howsoever arising from any use of this announcement or its contents or otherwise arising in connection therewith.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 4 91 289 52 11 comunicacionbancosantander@gruposantander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: March 18, 2013	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President